450 Lexington Ave., 15th Floor New York, New York 10017 212.850.2800 Phone 212.850.2929 Fax andrewskurth.com Richard Kronthal 212.850.2833 Phone 212.813-8133 Fax richardkronthal@andrewskurth.com

April 3, 2008

Ms. Peggy Fisher
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE, Mail Stop 6010
Washington, D.C. 20549-7010

Re:	Advance Nanotech, Inc.
Registration Statement on Form SB-2
Filed January 22, 2008
File No. 333-148780

Dear Ms. Fisher:

On behalf of Advance Nanotech, Inc., a Delaware corporation (the “Registrant”), we enclose the responses of the Registrant to the comment received from the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission by letter dated February 15, 2008, with respect to the Registrant’s Registration Statement on Form SB-2 filed January 22, 2008 (File No. 333-148780). For your convenience, the response is prefaced by the exact text of the Staff’s corresponding comment.

Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Sincerely,

/s/ Richard Kronthal

Richard Kronthal

cc:	Magnus Gittins
Thomas Finn
Scott L. Olson (Firm)

Advance Nanotech, Inc.
Registration Statement on Form SB-2
(File No. 333-148780)
Registrant’s Responses to
SEC Comment Letter dated February 15, 2008

General

1.
The Commission recently adopted amendments to its disclosure and reporting requirements. Effective February 4, 2008, registrants may not file registration statements on small business or “SB” forms. Please refer to Release No. 33-8876 entitled, “Smaller Reporting Company Regulatory Relief and Simplification,” which is available on the Commission’s website at www.sec.gov. In accordance with the release, please file an amendment to your registration statement on the appropriate form available to you.

Response: We have amended the original Registration Statement on Form SB-2 by filing Amendment No. 1 to Registration Statement on Form S-3 (the “Form S-3”). The Company is eligible to use Form S-3 pursuant to General Instructions I.A and I.B.4.

Recent Developments, page 1

2.	Update the disclosure in view of the recent stockholders’ meeting.

Response: Disclosure about our recent stockholders’ meeting is included on page 15 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “Form 10-K”), which is incorporated by reference into the Form S-3.

Selling Stockholders, page 49

3.
Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible notes that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible notes).

Response: We supplementally advise the Staff that the total dollar value of the securities underlying the convertible notes that we have registered for resale is calculated as follows:

Advance Nanotech, Inc.
Registration Statement on Form SB-2
(File No. 333-148780)
Registrant’s Responses to
SEC Comment Letter dated February 15, 2008

Date convertible notes issued	12/19/07	12/21/07	2/15/08
Number of shares of common stock into which the notes are convertible	14,986,000	826,000	10,988,000
Closing market price on the date of issuance of the convertible notes	$0.33	$0.31	$0.21
Total market value of the shares of common stock underlying the convertible notes on the date of issuance	$4,945,380	$256,060	$2,307,480
Aggregate market value of common stock underlying the convertible notes on the date of issuance			$7,508,920

We do not believe that disclosure of the foregoing information would be material to investors and therefore, have not included this information in the Form S-3.

4.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling stockholder, any affiliate of a selling stockholder, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling stockholders and any of their affiliates in the first year following the sale of convertible notes.

Response:

In response to this comment, we have supplementally provided the requested information in Annex A with respect to potential payments to each selling stockholder, any of their affiliates or any other person with whom they have a contractual relationship regarding the transaction. The only payments required are interest on the convertible notes and potentially liquidated damages if the Form S-3 is not declared within the timeframe required under the Subscription Agreement.

Advance Nanotech, Inc.
Registration Statement on Form SB-2
(File No. 333-148780)
Registrant’s Responses to
SEC Comment Letter dated February 15, 2008

We do not believe that disclosure of this information individually by selling stockholder would be material to investors and therefore, have not included this information in the Form S-3. We have included disclosure on page 22 of the Form 10-K in response to this comment to state the aggregate net proceeds to us from the sale of the convertible notes, and we have included disclosure on page 4 of the Form S-3 in response to this comment to state the total possible payments to the noteholders (i.e., selling stockholders) and their affiliates in the first year following the sale of the convertible notes.

5.	Please provide us with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit the selling stockholders could realize as a result of the conversion discount for the securities underlying the convertible note, presented in a table with the following information disclosed separately [in this comment, the reference to “securities underlying the convertible note” means the securities underlying the note that may be received by the persons identified as selling stockholders]:

•	the market price per share of the securities underlying the convertible note on the date of the sale of the convertible note;

•	the conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:

-	if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and

-
if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;

•	the total possible shares underlying the convertible note (assuming no interest payments and complete conversion throughout the term of the note);

•
the combined market price of the total number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note;

•
the total possible shares the selling stockholders may receive and the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of the convertible note and the total possible number of shares the selling stockholders may receive; and

Advance Nanotech, Inc.
Registration Statement on Form SB-2
(File No. 333-148780)
Registrant’s Responses to
SEC Comment Letter dated February 15, 2008

•
the total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.

If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Response:

In response to this comment, we have supplementally provided the requested information in Annex B. The convertible notes provide that the conversion price is fixed at $0.25 during the term of the notes, subject to adjustment in the event of certain recapitalization events. We do not believe that disclosure of this information, either individually by selling stockholder or on an aggregate basis, would be material to investors and therefore, have not included this information in the Form S-3.

6.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit to be realized as a result of any conversion discounts or securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling stockholders or any affiliates of the selling stockholders, presented in a table with the following information disclosed separately;

•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

-	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

Advance Nanotech, Inc.
Registration Statement on Form SB-2
(File No. 333-148780)
Registrant’s Responses to
SEC Comment Letter dated February 15, 2008

-
if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•
the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Response:

In response to this comment, we have supplementally provided the requested information in Annex C. The only other securities held by the selling stockholders are the warrants included in Annex C. The warrants provide that the conversion price is fixed during the term of the warrants, subject to adjustment in the event of certain recapitalization events. We do not believe that disclosure of this information, either individually by selling stockholder or on an aggregate basis, would be material to investors and therefore, have not included this information in the Form S-3.

7.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the convertible note transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment four;

•	the resulting net proceeds to the issuer; and

Advance Nanotech, Inc.
Registration Statement on Form SB-2
(File No. 333-148780)
Registrant’s Responses to
SEC Comment Letter dated February 15, 2008

•
the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling stockholders or any affiliates of the selling stockholders that is disclosed in response to comment five and comment six.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure - as a percentage - of the total amount of all possible payments as disclosed in response to comment four and the total possible discount to the market price of the shares underlying the convertible note as disclosed in response to comment five divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

Response:

In response to this comment, we have supplementally provided the requested information in Annex D. In addition, we supplementally advise the Staff that the percentage of net proceeds that we received is 75%, or 25% averaged over the three-year term of the convertible notes.

We do not believe that disclosure of this information, either individually by selling stockholder or on an aggregate basis, would be material to investors and therefore, have not included this information in the Form S-3.

8.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling stockholders, affiliates of the company, or affiliates of the selling stockholders;

Advance Nanotech, Inc.
Registration Statement on Form SB-2
(File No. 333-148780)
Registrant’s Responses to
SEC Comment Letter dated February 15, 2008

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued or issuable in connection with the applicable transaction and dividing that number by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling stockholders, affiliates of the company, or affiliates of the selling stockholders;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction; and

•	the current market price per share of the class of securities subject to the transaction.

Response:

In response to this comment, we supplementally provide the following information in the same order as the bullets set forth above with respect to four selling stockholders who have engaged in prior securities transactions with us, each in connection with a private placement that occurred in 2005:

•	January 20 and 26, 2005

•	21,165,278 shares

•	20,965,278 shares

•	11,778,650 shares

•	56%

•	$13.50 on January 19, 2005

•	As of April 1, 2008, the market price of our common stock was $0.15.

We do not believe that disclosure of the foregoing information would be material to investors and therefore, have not included this information in the Form S-3.

Advance Nanotech, Inc.
Registration Statement on Form SB-2
(File No. 333-148780)
Registrant’s Responses to
SEC Comment Letter dated February 15, 2008

9.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•
the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling stockholders, affiliates of the company, and affiliates of the selling stockholders;

•	the number of shares registered for resale by the selling stockholders or affiliates of the selling stockholders in prior registration statements;

•
the number of shares registered for resale by the selling stockholders or affiliates of the selling stockholders that continue to be held by the selling stockholders or affiliates of the selling stockholders;

•	the number of shares that have been sold in registered resale transactions by the selling stockholders or affiliates of the selling stockholders; and

•	the number of shares registered for resale on behalf of the selling stockholders or affiliates of the selling stockholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Response:

In response to this comment, we supplementally provide the following information in the same order as the bullets set forth above:

•	35,308,712 shares

•
We previously registered for resale 77,635 shares issued to Richard Molinsky, 103,513 shares issued to David W. Raisbeck, 50,000 shares issued to Michael H. Weiss and 129,391 shares issued to MHJ Holdings Co.

•
Based on information obtained from the selling stockholders, Richard Molinksy continues to hold all of his 77,635 shares previously registered for resale, David W. Raisbeck continues to hold all of his 103,513 shares previously registered for resale, and MHJ Holdings Co. continues to hold all of its 129,391 shares previously registered for resale.

•	Based on information obtained from the selling stockholders, Michael H. Weiss sold 50,000 shares in previously registered resale transactions.

•	Please see page 14 of the Form S-3.

Advance Nanotech, Inc.
Registration Statement on Form SB-2
(File No. 333-148780)
Registrant’s Responses to
SEC Comment Letter dated February 15, 2008

10.	Please provide us, with a view toward disclosure in the prospectus, with the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•
whether – based on information obtained from the selling stockholders – any of the selling stockholders have an existing short position in the company’s common stock and, if any of the selling stockholders have an existing short position in the company’s stock, the following additional information:

-	the date on which each selling stockholder entered into that short position; and

-
the relationship of the date on which each such selling stockholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

Response:

We hereby advise the Staff that we have the intention, and a reasonable basis to believe that we will have the financial ability, to make all payments on the convertible notes.

Based on information obtained from the selling stockholders, none of them have an existing short position in our common stock.

11.	Please provide us, with a view toward disclosure in the prospectus, with the following information:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

•
copies of all agreements between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

Advance Nanotech, Inc.
Registration Statement on Form SB-2
(File No. 333-148780)
Registrant’s Responses to
SEC Comment Letter dated February 15, 2008

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response:

In response to this comment, we advise the Staff that no relationship or arrangement has existed in the past three years or is to be performed in the future between us and the selling stockholders, any affiliates of the selling stockholders or any person with whom any selling stockholder has a contractual relationship regarding the transaction.

12.	Please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Stockholders” section of the prospectus.

Response:

We have confirmed that the number of shares registered in the fee table is consistent with the number of shares listed in the “Selling Stockholders” section of the prospectus, 40,200,000 shares in each case.

13.
Please tell us whether the selling stockholders are broker-dealers or affiliates of broker-dealers. A selling stockholder who is a broker-dealer must be identified in the prospectus as an underwriter. In addition, a selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless that selling stockholder is able to make the following representations in the prospectus:

•	The selling stockholder purchased the shares being registered for resale in the ordinary course of business, and

•	At the time of the purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Please revise as appropriate.

Advance Nanotech, Inc.
Registration Statement on Form SB-2
(File No. 333-148780)
Registrant’s Responses to
SEC Comment Letter dated February 15, 2008

Response:

In response to this comment, we have revised the disclosure in footnotes 8 and 22 to the selling stockholder table on pages 15 and 16 of the Form S-3 to state that the named selling stockholders are broker-dealers.

14.
Please expand footnote 14 to disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by Harborview Master Fund L.P.

Response:

We have revised footnote 14 on page 16 of the Form S-3 to disclose the natural persons who exercise voting and dispositive powers with respect to the shares to be offered by Harborview Master Fund L.P.

15.
Given the nature and size of the transaction being registered, advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). Include in your analysis a discussion of all shares you may issue to the selling securityholders under outstanding agreements, including shares that may not be included in this registration statement.

Response:

We submit that the sales by the selling stockholders named in the Registration Statement are appropriately characterized as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i) and does not constitute an indirect primary offering. Rule 415(a)(1)(i) permits securities to be registered for an offering to be made on a continuous or delayed basis in the future as long as the registration statement pertains only to “securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.” None of the shares included in the Form S-3 are being registered on behalf of the Company, but rather they are being registered on behalf of the selling stockholders, none of which is a subsidiary of the Company, or of which the Company is a subsidiary. Applying the specific circumstances of the transactions in which the shares were issued to the factors identified by the Division of Corporation Finance in Section D, Interpretation Number 29 (1) of its 1997 Manual of Publicly Available Telephone Interpretations as factors it considers in determining whether a secondary offering is in substance an indirect primary offering by an issuer, we believe, given the totality of the circumstances, that the registration of the shares complies with Rule 415(a)(1)(i).

1
The Section D.29 Interpretation states, in relevant part, as follows: “The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the Selling Stockholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

Advance Nanotech, Inc.
Registration Statement on Form SB-2
(File No. 333-148780)
Registrant’s Responses to
SEC Comment Letter dated February 15, 2008

As disclosed in the Form S-3, all of the selling stockholders acquired the shares being registered in private placements. In the private placements, the Company issued convertible notes and warrants that may be converted or exercised to acquire up to 40,200,000 shares of our common stock. The Form S-3 proposes to register all of these shares, all of which are being offered for resale for the accounts of selling stockholders.

We believe that this offering is not by or on behalf of the Company for the following reasons:

•	the selling stockholders acquired their respective shares in arms’ length transactions and have assumed the risk of loss in connection with their investment;

•
none of the selling stockholders, except for two, are broker-dealers or in the business of underwriting securities; and the shares offered by the two selling stockholders who are broker-dealers are less than 15% of the total shares being offered;

•
all of the selling stockholders are large institutional investors or accredited investors who do not need the proceeds from the resale of the common stock subject to the Form S-3 in order to fund the exercise of the warrants;

•	the shares are held by 21 distinct unaffiliated selling stockholders (or selling stockholder groups);

•	the Company will not receive any additional proceeds from the resale of the shares by the selling stockholders; and

•	the shares will be issued at a fixed price and do not include variable provisions or other toxic aspects that could lead to significant additional dilution.

Advance Nanotech, Inc.
Registration Statement on Form SB-2
(File No. 333-148780)
Registrant’s Responses to
SEC Comment Letter dated February 15, 2008

The selling stockholders have undertaken significant economic risk in the initial purchase transactions and are not merely acting as a conduit for the Company. All of the selling stockholders purchased their respective notes and warrants in a private placement in December 2007, approximately three months ago.Unlike an underwritten public offering in which securities are not sold to the underwriters until a registration statement covering the sale of the securities has been declared effective, the selling stockholders have been subject to economic risk on their investment for an extended period of time. In fact, the market price of our common stock has declined below the price paid by the selling stockholders for the notes convertible into shares of our common stock and warrants exercisable for shares of our common stock. In addition, the selling stockholders acquired the securities with no assurance that the shares could be sold in a liquid market. The Company’s trading volume has been very modest, averaging just over 88,000 shares over the past three months. As a result, the sale into the public market of a significant portion of the shares would dramatically reduce the price received, which could have the effect of causing the selling stockholders to hold the shares for a longer period of time

The terms and conditions of all of the transactions in which selling stockholders obtained the shares were fully negotiated at arms’ length by the Company and its counsel, on the one hand, and Axiom Capital Management, Inc., the Company’s placement agent, and its counsel, on the other hand. Among other things, each of the selling stockholders who acquired shares in the private placement has represented to the Company in writing that such selling stockholder (i) acquired the shares for its own account and not with a current view toward resale or distribution within the meaning of the Securities Act of 1933 and (ii) at the time it acquired the shares, it had not offered or sold the shares acquired nor did such selling stockholder have any present intention of selling, distributing or otherwise disposing of such shares either currently or after the passage of a fixed or determinable period of time or upon the occurrence or non-occurrence of any predetermined event or circumstance in violation of the Securities Act of 1933.

None of the selling stockholders are affiliates of the Company. A majority of the selling stockholders are institutional investors, and the rest of them are accredited investors. Of the 21 selling stockholders, only two account for more than 10% of the total number of shares being registered, and no single selling stockholder accounts for more than 15% of the total number of shares being registered. Except for four selling stockholders over three years ago, the Company has not previously registered for resale any securities owned by the selling stockholders. We believe that the diverse ownership of the shares among disparate groups of investors is indicative of the fact that the selling stockholders are not acting as underwriters or otherwise on behalf of the Company; and that the filing of the Form S-3 is not for the purpose of conducting an indirect primary offering, but rather pursuant to registration rights provisions which are the result of arms’ length negotiations between the Company and the selling stockholders.

[2]
All of the convertible notes and warrants were purchased by the selling stockholders in December 2007, although a portion of the convertible notes and warrants were not issued until February 2008 after the Company obtained stockholder approval to increase its number of authorized shares of common stock that could be issued, at which time the remaining convertible notes and warrants were issued to the selling stockholders.

Advance Nanotech, Inc.
Registration Statement on Form SB-2
(File No. 333-148780)
Registrant’s Responses to
SEC Comment Letter dated February 15, 2008

Other than (i) interest on the convertible notes, (ii) the payment of other transaction expenses as set forth in Part II of the Form S-3 and (iii) certain liquidated damages payable upon a registration default under the subscription agreement relating to the private placement, the Company, to its knowledge, has not made and will not make any payments to the selling stockholders or their affiliates with respect to the offering and sale of the shares. The Company received net proceeds of approximately $5,820,000, after deduction of transaction expenses of approximately $880,000, for the sale of convertible notes and warrants in the private placements. The Company will not receive any additional proceeds in connection with the resale of the shares by the selling stockholders but will receive additional proceeds to the extent that the selling stockholders who hold warrants elect to exercise their warrants.

The primary purpose of the private placement was to obtain working capital necessary to fund the Company’s ongoing operations. Due to the Company’s relatively small size, we believe that we have a limited number of financing options available to the Company and that, at the time of the private placement, such transaction was the most attractive financing option available. As discussed in the Form 10-K, the Company has incurred operating losses in each year since our inception, has not generated significant revenue from the sale of the Company’s products and services, and expect to have limited revenues and positive operating cash flow until the fourth quarter of 2008. Our goal was to raise approximately $8 million in connection with the private placement. The private placement provided us with financial resources that have enhanced our liquidity position and allowed us to fund our ongoing operations, which we believe has benefited all of our stockholders.

We believe that none of the conditions on which the Staff is basing its policy to limit abusive, “conduit” shelf offerings pursuant to Rule 415 is present in this offering. In the present situation, the conversion and exercise prices of the notes and the warrants are fixed (subject to standard anti-dilution provisions, but not those tied to a discount to market), so there is limited dilution risk to our other stockholders in connection with the selling stockholders’ conversions and exercises. Consequently, we believe that the circumstances demonstrate that the selling stockholders are not acting as conduit for the issuer. Based on the foregoing, we respectfully submit that, given the totality of the circumstances, the selling stockholders are not acting as mere conduits for the Company and that the offering is a valid secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Advance Nanotech, Inc.
Registration Statement on Form SB-2
(File No. 333-148780)
Registrant’s Responses to
SEC Comment Letter dated February 15, 2008

Financial Statements

16.	Please update the audited financial statements as necessary to comply with Rule 3-12 of Regulation S-X.

Response:

We have included updated audited financial statements in the Form 10-K, which is incorporated by reference into the Form S-3.

Exhibits

17.	Please file as exhibits the agreements related to the issuance of the 8% senior secured convertible notes and warrants in December 2007.

Response:

We have filed as exhibits to the Form 10-K the agreements related to the offering of warrants and convertible notes.

Undertakings

18.	Please include the undertaking required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K.

Response:

We have included the requested undertakings on page II-3 of the Form S-3 in response to this comment.